BB 3/15

05038239

SECUR. ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~85 Main Street, Suite 110~~
(No. and Street)

North Adams (City) MA (State) 01247 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street (Address) West Peabody (City) MA (State) 01960-3635 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public

A True Copy Attest
SUE A. O'NEIL
NOTARY PUBLIC
My commission expires July 1, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 9, 2005

TRUE NORTH FINANCIAL SERVICES, INC.

NORTH ADAMS, MASSACHUSETTS

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 9, 2005

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS		
Due from bank	$ 477,968	$ 249,901
Money market mutual fund	2,832	2,807
Cash and cash equivalents	480,800	252,708
Commissions receivable, net of allowance of $4,400 as of December 31, 2004 and $2,200 as of December 31, 2003	429,017	381,448
Goodwill	332,242	272,242
Intangible assets, net of amortization of $150,023 as of December 31, 2004 and $93,916 as of December 31, 2003	517,102	433,209
Prepaid taxes	52,656	40,422
Prepaid expenses	52,548	78,170
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $149,222 as of December 31, 2004 and $99,687 as of December 31, 2003	452,013	471,010
Other assets	16,895	2,162
Total assets	$2,333,273	$1,931,371
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 217,051	$ 119,310
Payroll and sales tax payable	20,000	21,500
Deferred tax liabilities	21,751	19,339
Deferred revenue	2,074	24,000
Accounts payable and other accrued expenses	73,281	14,611
Total liabilities	334,157	198,760
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,681,166	1,481,166
Retained earnings	227,950	161,445
Total stockholder's equity	1,999,116	1,732,611
Total liabilities and stockholder's equity	$2,333,273	$1,931,371

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$2,431,438	$1,903,863
Dividend income and other interest income	34	486
Benefits administration income	4,964	6,467
Noninterest income	8,351	7,700
	2,444,787	1,918,516
Expenses:		
Employee compensation and benefits	852,959	726,595
Floor brokerage, exchange, and clearance fees	35,739	18,836
Dues and subscriptions	29,770	36,872
Communications and data processing	33,638	27,075
Commissions	869,377	620,513
Occupancy	94,742	88,102
Equipment	42,725	43,901
Amortization of intangible assets	56,107	53,903
Legal and accounting	68,204	41,437
Advertising	21,907	30,616
Contributions	3,809	9,430
Office supplies	48,709	32,122
Other expenses	148,262	100,279
	2,305,948	1,829,681
Income before income taxes	138,839	88,835
Provision for income taxes	72,334	55,133
Net income	$ 66,505	$ 33,702

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2004 and 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$90,000	$1,462,161	$127,743	$1,679,904
Net income			33,702	33,702
Additional capital contributed by Hoosac Bank in the form of fixed assets		19,005		19,005
Balance, December 31, 2003	90,000	1,481,166	161,445	1,732,611
Net income			66,505	66,505
Additional capital contributed by Hoosac Bank		200,000		200,000
Balance, December 31, 2004	$90,000	$1,681,166	$227,950	$1,999,116

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 66,505	$ 33,702
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	49,535	47,331
Amortization of intangible assets	56,107	53,903
Deferred tax expense	2,412	9,085
(Increase) decrease in operating assets:		
Other assets	(14,733)	9,025
Commissions receivable	(47,569)	(156,537)
Prepaid taxes	(12,234)	44,042
Prepaid expenses	25,622	(63,030)
Increase (decrease) in other liabilities:		
Deferred revenue	(21,926)	24,000
Accounts payable	(12,409)	11,982
Accrued commissions payable	97,741	112,754
Accrued expenses	7,079	(4,252)
Due to parent		(863)
Payroll and sales tax payable	(1,500)	981
Total adjustments	128,125	88,421
Net cash provided by operating activities	194,630	122,123
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(30,538)	(16,409)
Purchases of intangible assets	(136,000)	(267,125)
Net cash used in investing activities	(166,538)	(283,534)
Cash flows from financing activities:		
Capital contribution from Hoosac Bank (parent)	200,000	
Net cash provided by financing activities	200,000	
Increase (decrease) in cash and cash equivalents	228,092	(161,411)
Cash and cash equivalents at beginning of period	252,708	414,119
Cash and cash equivalents at end of period	$480,800	$252,708
Supplemental cash flows disclosures:		
Income taxes paid	$82,156	$2,006

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004 and 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Insurance Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultation. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $21,907 in 2004 and $30,616 in 2003.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2004 and 2003 is $4,400 and $2,200, respectively.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Bank. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from Hoosac Bank. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2004 and 2003 was $49,535 and $47,331, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as due from bank and a money market mutual fund.

RECENT ACCOUNTING PRONOUNCEMENTS:

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it by the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The excess amount totals $289,472 at December 31, 2004.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the lessee is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. The Company relocated to this facility from 26 Union Street, North Adams, upon completion of renovations in May of 2002. Rent expense for the years ended December 31, 2004 and 2003 amounted to $50,280 and $49,200, respectively.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 1999. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2004 and 2003 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company leases office space at 56 Main Street, Orleans, Massachusetts under a 3 year lease commencing May 1, 2003. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $893 monthly. Rent expense for the years ended December 31, 2004 and 2003 was $10,651 and $6,960, respectively.

The Company leases office space at One West Street, Pittsfield, Massachusetts under a 3 year lease commencing October 1, 2004. The lessor is an unrelated third party. The initial minimum rent is $1,146 monthly. This amount will increase annually by $48 per month over the remaining term of the lease. The Company has the option to extend the leases for a three-year period. Rent expense for the year end December 31, 2004 was $4,482.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2004 and 2003 was $7,351 and $6,789, respectively. The Company also leases an automobile under a thirty-six month operating lease expiring in March 2005. The monthly lease payment under this lease is $677. Auto lease expense amounted to $8,353 and $8,157 for the years ended December 31, 2004 and 2003, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2004:

2005	$ 87,123
2006	77,950
2007	67,678
2008	53,520
2009	49,920
Thereafter	344,400
Total minimum lease payments	$680,591

On September 30, 2004 the Company entered into a Web Software Access License Agreement (the "Agreement") with a third party vendor. The Company paid a $15,000 base installment fee at contract signing (which is included in other assets). Under the Agreement the Company has a license to access a web-based consolidated statement and portfolio management system and related applications, data bases and websites. Subscription fees are payable at the greater of a $3,000 per month minimum based upon ten active users (as defined in the Agreement) at $300 per user, per month or based upon 100% of the total number of advisors at $300 per advisor per month. The Company also elected Web Services at a $300 per month minimum integration charge or $30 per user per month, whichever is greater. The Agreement commenced on September 30, 2004 and expires on the second anniversary of the initial term, or the date when the system is ready to be accessed, which is January 1, 2005.

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 30 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. Prior to July 31, 2004 the plan was a multi-employer plan sponsored by the Savings Banks Employees Retirement Association (SBERA). No Company contributions were made in 2004 and 2003.

The MOFP Non-Contributory Defined Benefit Pension Plan is a multi-employer SBERA Pension Plan as adopted by MOFP. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. Expense for this plan amounted to $7,094 and $6,750 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $159,026, which was $109,026 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 81% as of December 31, 2004.

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Hoosac Bank. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2004 and 2003.

The current and deferred portions of income tax expense included in the statements of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows for the years ended December 31:

	2004	2003
Current:		
Federal	$38,301	$13,310
State	31,621	32,738
Total	69,922	46,048
Deferred:		
Federal	5,630	6,754
State	(3,218)	2,331
	2,412	9,085
Total income tax expense	$72,334	$55,133

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2004	2003
Expected income tax expense at U.S. statutory tax rate of 34%	$47,205	$30,204
The effect of:		
Nondeductible expenses	6,382	2,417
Increase due to state taxes, net of U.S. federal income tax effects	18,747	22,512
Income tax expense	$72,334	$55,133

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2004	2003
Deferred tax assets:		
Goodwill amortization	$ 7,836	$ 12,796
Allowance for bad debts	1,801	900
Other	924	795
Gross deferred tax assets	10,561	14,491
Deferred tax liabilities:		
Depreciation	(32,312)	(33,830)
Gross deferred tax liabilities	(32,312)	(33,830)
Net deferred tax liabilities	$(21,751)	$(19,339)

Deferred tax assets as of December 21, 2004 and 2003 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - NOTE PAYABLE

The subsidiary of the Company has an unsecured line of credit with Hoosac Bank for $25,000. Any outstanding notes are payable on a demand basis with no stated maturity. At December 31, 2004 and 2003 the amounts payable on the line of credit were $0. The line of credit agreement requires payment of interest monthly that floats based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2004 and 2003 totaled $0.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2004 and 2003.

Included in commission revenue in the years ending December 31, 2004 and 2003 was $48,000 per year received from Hoosac Bank for investment advisory services. Investment advisory services are performed for Hoosac Bank under a contract signed February 20, 2002 that continues in effect until terminated by either party with 30 days written notice. Under the contract the Company receives $12,000 per quarter as investment advisor to Hoosac Bank plus receives commission income on securities trades made. Hoosac Bank also prepaid $24,000 for investment advisory services through June 2004. This amount was reported as deferred revenue on the balance sheet as of December 31, 2003.

Benefits administration income recorded by Benefit Administrators for the years ended December 31, 2004 and 2003 includes $4,130 and $3,800, respectively, received from Hoosac Bank and $1,862 and $1,694, respectively, received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank and $2,359 and $2,465 from Williamstown Savings Bank in 2004 and 2003, respectively, a subsidiary of MountainOne Financial Partners, Inc.

In 2004 True North Insurance Agency recorded $3,405 in commission income from a third party for long-term disability insurance at MountainOne Financial Partners, Inc.

In 2004 True North Financial Services recorded $26,936 of commission income from a third party for employee referrals and rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

In addition, in 2003 the Company recorded $25,500 in commission income from a third party for a replacement carrier of life insurance policies for Bank Owned Life Insurance at Hoosac Bank.

NOTE 10 - CONSOLIDATED SUBSIDIARY

The following amounts of the Company's wholly-owned subsidiary True North Insurance Agency, Inc. and its wholly-owned subsidiary, Benefit Administrators, are included in the consolidated financial statements presented for 2004 and 2003:

	2004	2003
Total assets	$817,685	$256,981
Stockholder's equity	$474,106	$105,385

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2004 and 2003 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. This goodwill was amortized through December 31, 2001 over ten years on the straight-line method at the rate of $35,900 per year. Under SFAS No. 142 this amortization was discontinued as of January 1, 2002 but the goodwill is subject to the impairment review requirements of SFAS No. 142. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The Company evaluated its goodwill as of December 31, 2004 and 2003 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$222,000	$ 85,483	$136,517
Customer lists	445,125	64,540	380,585
Total	$667,125	$150,023	$517,102

	As of December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$202,000	$ 60,212	$141,788
Customer lists	325,125	33,704	291,421
Total	$527,125	$ 93,916	$433,209

Aggregate amortization expense was $56,107 and $53,903 in 2004 and 2003, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2004 is as follows:

2005	$ 67,297
2006	67,297
2007	67,297
2008	59,511
2009	55,344
	$316,746

The following intangible assets were included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2004 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now working for the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company. Of the total purchase price, $67,500 was paid in January of 2003.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.

The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase ($64,000 paid in January 2005) was allocated in proportion to the fair values acquired, as follows.

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

NOTE 12 - NASD ARBITRATION

In July of 2004 two clients filed a statement of claim with NASD asserting a loss arising out of actions on the part of the Company. The claimants are seeking damages of approximately $200,000 including punitive damages, attorney fees, and lost opportunity costs; and are seeking compensatory damages of $65,000. The claim is in the discovery phase, and will be vigorously defended by the Company. A hearing is scheduled in June 2005. The damages may be covered by insurance, with a $50,000 deductible. The Company is unable to predict the outcome of the case.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2004	2003
Net Capital		
Total consolidated stockholder's equity	$1,999,116	$1,732,611
Deduct stockholder's equity of Subsidiary	(474,106)	(105,385)
Total stockholder's equity qualified for net capital	1,525,010	1,627,226
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	443,465	467,659
Intangible assets	652,673	705,451
Other assets	269,789	313,534
Total deductions	1,365,927	1,486,644
Net capital before haircuts on security position	159,083	140,582
Haircut on money market mutual fund	(57)	(56)
Net capital	$ 159,026	$ 140,526
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 80,597	$ 78,136
Accounts payable, accrued expenses and other	48,045	68,889
Total aggregate indebtedness	$ 128,642	$ 147,025
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 8,575	$ 9,802
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $8,575 or $50,000 in 2004 and greater of $9,802 or $50,000 in 2003	$ 50,000	$ 50,000
Excess net capital	$ 109,026	$ 90,526
Ratio: Aggregate indebtedness to net capital	81%	105%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004 and 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 206,385	$ 149,032
Adjustments (net) after filing FOCUS report	(47,359)	(8,506)
Net capital as above	$ 159,026	$ 140,526

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.